

Mail Stop 3010

January 27, 2010

Mr. Aleks A Kins
AlphaMetrix Managed Futures III LLC
c/o AlphaMetrix, LLC
181 West Madison
34th Floor
Chicago, Illinois 60602

> **Re: AlphaMetrix Managed Futures III LLC**
> **Registration Statement on Form 10**
> **Filed December 31, 2009**
> **File No. 000-53864**

Dear Mr. Kins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Exchange Act. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

2.   Please tell us the reason for filing this registration statement. Tell us whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act. If it is voluntary, please tell us the purpose of the registration of these securities.

3.   We note from your disclosure on page 14 that the Units are currently being offered privately on a continuous basis.   Please explain how your offering and the filing of the Form 10 is consistent with Section 5 of the Securities Act and the prohibition on general solicitation under Rule 502(c).

4.   Please tell us whether this registration statement is subject to U.S. Commodities Futures Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

Item 1: Business

Organizational Chart, page 2

5.   Please include your sponsor in the chart on page 2.

6.   In your chart on page 2, you depict investors in the AlphaMetrix Managed Futures III LLC. We note that you are registering Units of only the WC Diversified Series. Please revise to clarify whether the investors in the Units you are registering are already depicted in the chart and will have an interest in the platform itself (and therefore in other series, to the extent they become available) or in just the WC Diversified Series. If the latter, please revise your chart to depict the investors above that series only.

(a) General Development of the Business, page 2

7.   Refer to the first sentence in this section. Please revise to clarify whether you will engage in the trading of commodity futures contracts, other commodity interests, options and forwards only to the extent the WC Diversified Master Fund trades those instruments. In this regard, we note your disclosure throughout the document that you plan to invest substantially all of your assets in this fund.

8.   We note your disclosure on page 1 that you plan to invest "substantially all" of your assets in the AlphaMetrix WC Diversified Fund; however, you state on page 3 that only half your assets will be invested into the Fund, with the other half being kept in cash accounts to maintain your one-to-one leverage ratio. Please reconcile. In addition, we note that your plan to invest half of your assets into the Fund and keep the other half in cash accounts will be carried out after the conclusion of the initial issuance of Units. Please revise your disclosure to clarify whether this 50/50 split of your assets is a long-term strategy or whether it will apply just after the initial issuance is concluded.

9.   Refer to the last full paragraph on page 2. Please revise to clarify whether
        investors may invest directly in the Platform or whether they invest in the Series.

10.   Refer to the second full paragraph on page 3. Please quantify the portion of funds
        to be retained by WC Diversified Series that may be used to cover its expenses.

11.   You state in the third full paragraph on page 3 that the Trading Fund trades on a
        leveraged basis of approximately two-to-one and that the series overall portfolio
        will operate at a leverage ratio of approximately one-to-one. Please clarify
        whether there are any actual limitations on these leverage ratios.

12.   Refer to the third full paragraph on page 4 regarding voting rights of the
        Members. Please reconcile this disclosure with your disclosure on page 37, which
        states that none of the Units carry any voting rights. To the extent your page 4
        disclosure is accurate in that there are voting rights, please explain exactly how
        the voting rights will be allocated. We note your disclosure that the required vote
        for the specified items is "a majority *of the value* of the Units [emphasis added],"
        which suggests that each Unit will not necessarily be entitled to one vote.

13.   Refer to the fourth paragraph on page 4. We note that the sponsor may make
        certain amendments to the Operating Agreement without obtaining Members'
        consent. Please revise to disclose whether the Members will receive notification
        of any such amendments and, if so, in what form they will receive notification.

 (b) Narrative description of business, page 5

14.   We note from your disclosure in the first paragraph of this section that the trading
        program employed by Winton engages in trading of international futures, options
        and forwards, government securities, and various OTC instruments. Please
        clarify whether you plan to invest in all of these instruments. In this regard, we
        note your disclosure on the top of page 2, which provides a different list of
        potential investments for the WC Diversified Series. To the extent the WC
        Diversified Series does plan to invest in OTC instruments (presumably through its
        investment in the WC Diversified Master Fund), please disclose whether the fund
        may invest significantly in swaps.

15.   Please disclose the approximate percentage of each type of instrument held by the
        WC Diversified Master Fund.

16.   *A Trading System Subject to Constant Adaptation.* We note from your disclosure
        on page 7 that Winton has some latitude in making modifications to the Trading
        System. We note that material changes must be approved By Winton's
        Investment Committee and Managing Director, but please revise to clarify

whether Winton is also obligated to notify the sponsor of such changes and
whether you will disclose such changes to your investors.

17.   Please revise to disclose the material terms of your Limited Liability Agreement
and your Advisory Agreement.

18.   *Responses to Unusual Circumstances.* We note your disclosure in this section
and in the section entitled *A Trading System Subject to Constant Adaptation*
regarding your advisor's ability to exercise discretion at times, even though you
describe the trading system as systematic. Please clarify, if true, that there is a
discretionary component to the program and, if applicable, elaborate on your
advisor's use of discretion and the interplay between the systematic and
discretionary aspects of its program.

The Sponsor, page 9

19.   We note from your disclosure on page 4 that the sponsor is responsible for all
aspects of the business and administration of the series. Please expand your
disclosure in this section to explain those responsibilities in greater detail. Please
be sure to include a description of the circumstances in which the sponsor would
change or add a new trading advisor and would change the currently anticipated
allocation of your assets. Please also disclose whether your investors retain any
specific approval rights with respect to the sponsor's activities.

Trading Advisor, page 11

20.   Please revise your disclosure to clarify whether there are any termination fees or
other fees associated with terminating the advisory agreement.

The Offering, page 13

21.   You state in the last sentence on page 13 that the Units will begin trading in
January 2010. However, we note your disclosure on page 34 that there is no
trading market for the Units and that none is likely to develop. Please reconcile or
explain this apparent discrepancy.

Net Asset Value, page 17

22.   Please disclose whether the NAV will be disseminated to investors and, if so, by
what means and with what frequency.

Description of Current Charges, page 19

23.   We note your disclosure in the "Sponsor's Fee" section regarding waiver or
        reduction of the fee. Please revise to clarify whether each Member will be
        responsible for paying a certain portion of this fee and, if so, how the portions will
        be allocated. Please also revise to explain how such waivers or reductions would
        operate. Since the fee is a flat fee based on NAV, to the extent waivers or
        reductions would be granted, please explain whether other Members would be
        required to pay more in order to compensate for any reductions.

24.   We note that the sponsor will receive a fixed service provider fee to help defray
        the ongoing expenses of the business. We also note that you have entered into an
        administrative services agreement that appears to cover the same services. Please
        revise to clarify who will perform which services and which party will be
        compensated for performing those services.

25.   Please revise the table to include the administration fee.

26.   In the "Ongoing Offering Expenses" section of the fee table we note that WC
        Diversified Series is the recipient of the payment. Please explain why this is the
        case, especially since the Series is the party making the payment.

27.   Please include in the fee table the interest payments and other economic benefits
        provided to the Clearing Broker, as described on pages 3 and 4 or tell us why you
        do not believe it is appropriate to include such amounts.

Conflicts of Interest, page 26

28.   You state in the *Sponsor-Affiliated Entities* section that some parties involved in
        the operations of the Platform and the Series "may be affiliated" with the Sponsor.
        You also state on page 3 that you do have such affiliations. Please revise this
        section to clarify those relationships and describe the potential conflicts you face
        because of these affiliated relationships.

Other Funds or Accounts Sponsored by the Sponsor, page 27

29.   Please specifically identify any other funds currently managed by your sponsor
        with the same or similar trading programs.

30.   Refer to the third paragraph in this section. Please expand your disclosure to
        explain in greater detail the Sponsor's conflict of interest between facilitating the
        ongoing offering and making changes with respect to the Trading Advisor or
        Platform or Series.

Brokers and Dealers Selected by Trading Advisors, page 28

31.   Please revise to disclose whether these conflicts apply to this Series. Does your
        Trading Advisor require that the Series trade through certain brokers that are
        affiliates?

Item 7: Certain Relationships and Related Transactions, Director Independence

(b)   Promoters and Certain Control Persons, page 33

32.   We note that you were formed in September 2009. Please tell us whether you
        consider your sponsor to be a promoter. If applicable, please also provide the
        nature and amount of anything of value received or to be received, directly or
        indirectly, by your promoters. Refer to Item 404(c) of Regulation S-K.

Item 10: Recent Sales of Unregistered Securities, page 34

33.   You state that this section is not applicable; however, we note your disclosure on
        page 14 and elsewhere in the document that you are currently conducting a
        continuous private offering of the Units under Rule 506 of Regulation D. Please
        revise this disclosure to reflect the recent sales of unregistered securities. Please
        be sure to state briefly the facts relied upon to make the exemption available.

Item 15: Financial Statements and Exhibits, page 37

34.   Please tell us why you have not filed your administrative services agreement as an
        exhibit to your Form 10, pursuant to Item 601(b)(10) of Regulation S-K.

                                    ******

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide a response. You may wish to provide
us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

Angela McHale
Attorney

cc: Mark Borrelli
        Sidley Austin LLP *(via facsimile)*